Exhibit 99.1

WNS Announces Retirement of John Freeland from the Board of Directors

NEW YORK, NY and MUMBAI, INDIA, August 31, 2023 – WNS (Holdings) Limited (“WNS” or “the Company”) (NYSE: WNS), a leading provider of global business process management (BPM) solutions, today announced that effective end of day August 31, 2023, John Freeland will retire from the WNS Board of Directors and step down from the Compensation Committee and NCG & ESG Committee. John will retire after having served on the WNS Board for 9 years, the prescribed maximum term of directorship under WNS’ Corporate Governance guidelines.

“On behalf of our Board and WNS’ management team, I would like to thank John for his service and contributions to the Company’s success over the past 9 years,” said Timothy L. Main, Chairman of the Board of Directors, WNS. “We greatly appreciate John’s leadership, insights, and expertise in helping WNS navigate business change and position the Company for long-term success.”

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics, and process expertise to co-create innovative, digitally led transformational solutions with over 400 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer experience services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of June 30, 2023, WNS had 59,871 professionals across 66 delivery centers worldwide including facilities in Canada, China, Costa Rica, India, Malaysia, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the United Kingdom, and the United States.

For more information, visit www.wns.com or follow us on Facebook, Twitter, LinkedIn, and Instagram.

Safe Harbor Provision

This document includes information which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events. Factors that could cause actual results to differ materially from those expressed or implied are discussed in our most recent Form 20-F and other filings with the Securities and Exchange Commission. WNS undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:

Investors:	Media:

David Mackey EVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 (646) 908-2615 david.mackey@wns.com	Archana Raghuram EVP & Global Head – Marketing & Communications WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com